SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 26, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐       No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES OFFER TO PURCHASE THE OPERATION OF MARATHON 018 XFONE

PARTNER COMMUNICATIONS ANNOUNCES OFFER TO
PURCHASE THE OPERATION OF MARATHON 018 XFONE

ROSH HA'AYIN, Israel, August 26, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that it filed a purchase offer to the arrangement manager of Marathon (018) Xfone Ltd. ("Marathon"), to purchase Marathon’s business activity. The main principles of the Offer are below (the “Offer”):

1.
Partner will purchase Marathon’s business activity, including liabilities to its customers and excluding rights or debts originating from the network sharing agreement between Marathon and Cellcom Israel Ltd (the “Purchase”), provided that the Purchase is free of any debt, liability, current or future claim arising before the purchase date or arising from the purchase itself, as is customary in such proceedings.

2.
For the Purchase, Partner will pay to the arrangement manager a sum of ILS 187 million ("Purchase Price"), subject to the purchase price adjustment mechanism mentioned in the Offer, which stipulates that the Purchase Price will be reduced in certain cases where there is a significant gap between Marathon's presentations and the Purchase that will actually be purchased by Partner. Partner will set a portion of the total Purchase Price, subject to approval issued by the court, as temporary payments, paid in monthly payments of NIS 3 million, for a maximum period of 4 months.

3.	Partner will offer at least 70% of Marathon's employees continued employment, under Marathon's obligations and terms, for a period of at least one year, beginning at the date of the purchase.
4.	The Offer is subject to a limited due diligence procedure requiring up to 5 working days, starting from the day the arrangement manager will provide the needed documents to Partner.
5.	The Offer will expire on September 9, 2021.
6.
The Offer is conditioned on the receipt of all required regulatory approvals, including the approvals of the insolvency court and the creditors' meetings, the Israeli Ministry of Communications and the Competition Commissioner.

Forward-Looking Statements

This announcement made by Partner includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's expectation regarding the consideration of a potential transaction in which the Company will purchase Marathon's operation. These forward-looking statements are subject to uncertainties that are not under the Company ability to predict including the approval of the creditor's assembly, the court and various regulators. In light of these uncertainties, assumptions and future developments, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:

http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO and Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Deputy CEO & Chief Financial Officer

Dated: August 26, 2021